UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2
CERTIFICATE OF NOTIFICATION
(Report period January 1, 2005 to March 31, 2005)

Progress Capital Holdings, Inc.
410 S. Wilmington Street
Raleigh, NC 27602

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Florida Progress Corporation for its subsidiary Progress Capital Holdings, Inc.

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by U-48, [Reg. Section 250.48, paragraph 36,621].

1.     Type of the security or securities.

         None

2.     Issue, renewal or guaranty.

         N/A

3.     Principal amount of each security.

         N/A

4.     Rate of interest per annum of each security.

         N/A

5.     Date of issue, renewal or guarantee of each security.

         N/A

6.     If renewal of security, give date of original issue.

         N/A

7.     Date of maturity of each security. (In case of demand notes, indicate “on demand”)

         N/A

8.     Name of the person to whom each security was issued, renewed or guaranteed.

         N/A

9.     Collateral given with each security, if any.

         N/A

10.     Consideration received for each security.

         N/A

11.     Application of proceeds of each security.

Money pool borrowings were used for general corporate purposes and to make loans to subsidiaries as follows:

Progress Capital Holdings, Inc. Intercompany (Borrowings) Loans:
Lending Company	Borrowing Company	Net Quarter Change ($)	3/31/05 Balance ($)
Progress Capital Holdings, Inc. Progress Provisional Holdings, Inc. Progress Capital Holdings, Inc. Progress Capital Holdings, Inc. Progress Capital Holdings, Inc.	Florida Progress Funding Corporation Progress Capital Holdings, Inc. Progress Telecom Corporation Florida Progress Corporation West Drum Holdings Corporation	33,226.00 0.00 1,350,918.14 (2,925,779.67) (318,095.81)	67,414.00 21,550.85 39,353,426.29 60,066,989.84 1,405,713.45

               The range of interest rates on these borrowings was 3.101% to 3.530%.

12.     Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6(a) because of:

a. b. c.	The provision contained in the first sentence of section 6(b);
The provisions contained in the fourth sentence of section 6(b); and
The provisions contained in any rule of the Commission other than Rule U-48	[X]

13.      If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for the purposes of the exemption from section 6(a) of the Act granted by the first sentence of section 6(b).

         N/A

14.      If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

         N/A

15.     If the security or securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule U-48 (Reg. Section 250.48, paragraph 36,621) designate the rule under which exemption is claimed.

         Rule 52(b)

Progress Capital Holdings, Inc., a subsidiary of Florida Progress Corporation By:/s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer

Date: May 26, 2005